August 26, 2024

Bin Lu
Chief Executive Officer
Huachen AI Parking Management Technology Holding Co., Ltd
No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

       Re: Huachen AI Parking Management Technology Holding Co., Ltd
           Registration Statement on Form F-1
           Filed on August 14, 2024
           File No. 333-281543
Dear Bin Lu:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 14, 2024
Capitalization, page 47

1. Your total capitalization amounts do not appear to be calculated correctly. Please revise your disclosures accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
 August 26, 2024
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have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing